600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

July 22, 2013

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Re:	HealthWarehouse.com, Inc.
Revised Preliminary Proxy Statement filed on Schedule 14A
Filed on July 17, 2013 by Karen Singer et al.
File No. 000-13117

Dear Mr. Panos:

Set forth below are the responses of Milfam I, L.P. and HWH Lending, LLC (the “participants,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2013, with respect to the Participant’s Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on July 17, 2013 (File No. 000-13117) (the “proxy statement”). Each response below has been prepared and is being provided by the participants.

Shortly after submission of this response letter, we intend to file, through EDGAR, a revised preliminary proxy statement on Schedule 14A.

For the Staff’s convenience, each response of the participants is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the proxy statement, unless indicated otherwise.

General

1. The revised proxy statement shows an incorrect number of shares outstanding in comparison to what the issuer has reported as of July 1, 2013. The correct amount of outstanding shares appears to be shown in the issuer’s revised filing on July 12, 2013. In Annex B and C of the revised proxy statement, the stockholders are incorporating information from the issuer’s initial filing in June even though this information has since been updated. Please ensure that all calculations made regarding share ownership are based on the outstanding share figure disclosed in the issuer’s proxy statement.

RESPONSE:

The proxy statement will be revised to reflect the number of shares outstanding as disclosed on page 1 of the issuer’s revised filing on July 12 and July 16, 2013. Conforming changes will be made to the table of beneficial ownership. We noted that the outstanding share figure on page 16 of the issuer’s revised preliminary proxy filing apparently has not been updated.

Reasons to Vote for Our Nominees as Directors

2. Please delete your references to the “recent[]” resignations of John Backus and Eduardo Altamirano, and instead provide a more objectively determinable description of their resignation dates. We note, for example, that Mr. Altamirano resigned in February 2013.

RESPONSE:

The proxy statement will be revised to refer to the specific dates of resignation.

3. Notwithstanding the existence of subsequent disclosure, please revise the reference regarding the derivative lawsuit by HWH Lending, LLC to disclose that the Singer Children’s Management Trust is its sole member.

RESPONSE:

The disclosure will be revised to state that the Singer Children’s Management Trust is the sole member of HWH Lending, LLC.

Should any member of the Staff have any questions or additional comments regarding the participants’ responses to the Staff’s comments set forth above, please do not hesitate to contact Melinda Brunger at 713.220.4305.

Sincerely,

/s/ Melinda Brunger

Melinda Brunger